OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*
Fremont Michigan Insuracorp., Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
357365105

(CUSIP Number)
February 5, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule l3d - l (b)

☑	Rule l3d - l (c)

☐	Rule l3d - l (d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	357365105

1	NAMES OF REPORTING PERSONS.
I.R.S. Identification Nos. of above persons (entities only).
Mitchell Partners, L.P., a California limited partnership; J.E. Mitchell & Co, L.P., (General Partner); and James E.
Mitchell (General Partner of J.E.Mitchell & Co., L.P.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California for all parties

	5	SOLE VOTING POWER

NUMBER OF		110,689 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		Not applicable

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		110,689 shares

WITH:	8	SHARED DISPOSITIVE POWER

Not applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,689 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.41% of 1,727,456 common shares outstanding at 9/30/07

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

Mitchell Partners, L.P. - California limited partnership (PN) J.E. Mitchell & Co., L.P. - California limited partnership (PN) James E. Mitchell - Individual (IN)

Page 2 of 6 pages

Fremont Michigan Insuracorp, Inc.	Page 3 of 4
CUSIP Number 357365105
(Form: SC 13G)
Item 1.
     (a) Name of Issuer: Fremont Michigan Insuracorp, Inc.
     (b) Address of Issuer’s Principal Executive Offices:                           933 East Main Street
Freemont, Michigan 49412-9753
Item 2.
(a) Name of Person Filing: Mitchell Partners, L.P., a California limited partnership; J.E. Mitchell & Co., L.P., a California limited partnership; and James E. Mitchell, a California resident
(b) Address of Principal Business Office or, if none, Residence:
James E. Mitchell, General Partner
J.E. Mitchell & Co., L.P., General Partner
Mitchell Partners, L.P.
3187-D Airway Avenue
Costa Mesa, California 92626
(c) Citizenship: California limited partnership; California limited partnership; and California resident, respectively
(d) Title of Class of Securities: Class A Common Stock, no par value (“Common Stock”)
(e) CUSIP Number: 357365105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Fremont Michigan Insuracorp, Inc.	Page 4 of 4
CUSIP Number 357365105
(Form: SC 13G)
(a) Amount beneficially owned: 110,689 shares owned of total 1,727,456 outstanding shares (as of September 30, 2007)
(b) Percent of class: 6.41%
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 110,689 shares

(ii)	Shared power to vote or to direct the vote: Not applicable

(iii)	Sole power to dispose or to direct the disposition of: 110,689 shares

(iv)	Shared power to dispose or to direct the disposition of: Not applicable
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable
Item 8. Identification and Classification of Members of the Group. Not applicable
Item 9. Notice of Dissolution of Group. Not applicable
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2008

Mitchell Partners, L.P.		J.E. Mitchell & Co., L.P.		James E. Mitchell

By:	/s/ James E. Mitchell	By:	/s/ James E. Mitchell	By:	/s/ James E. Mitchell

	James E. Mitchell,		James E. Mitchell,		James E. Mitchell
	General Partner of		General Partner of		Individually
	J.E. Mitchell & Co., L.P.,		J.E. Mitchell & Co., L.P.
General Partner of Mitchell Partners, L.P.